EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

January 14, 2010

VIA EDGAR

Ms. Sheila Stout

Staff Accountant

Securities and Exchange Commission

Division of Investment Management, Office of Disclosure

Mailstop 0505

Washington, DC  20549

RE:       Evergreen Money Market Trust, File Nos. 333-42181 and 811-08555 (the “Registrant”)

            Amended Filing on Form N-SAR

Dear Ms. Stout:

This correspondence was requested to inform the SEC that the Registrant filed an amended filing on Form N-SAR on January 13, 2010 in order to correct a typographical error made in the Registrant’s previous N-SAR filing made on September 28, 2009, covering the fiscal period ended July 31, 2009. The amendment reflects the correct net asset value for the Evergreen California Municipal Money Market Fund (the “Fund”) in response to Item 74W. As this error was typographical in nature, the net asset values for the Fund reported for prior periods were not affected by the change.

Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian J. Montana

                                                                                    Brian J. Montana, Esq.